EXHIBIT 99.2

ASM International N.V.

Taiwan Foundry Selects ASM International for High-k ALD

Will incorporate Hafnium-based materials into 28 nm manufacturing and initiate process development for advanced generation high-k gates

ALMERE, the Netherlands, April 28, 2009—ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM), announced that a Taiwanese foundry has selected ASM’s Pulsar® atomic layer deposition (ALD) tool for the volume manufacturing of its 28 nm node high-k gate dielectric process.

Additionally, the foundry will pursue process development activity with ASM for their advanced generation high-k gates. ASM will deliver additional Pulsar process modules during the second quarter of 2009 for the advanced node development program. The foundry has worked with ASM’s ALD high-k and metal gate equipment over the past four years to develop its high-k gate process, which utilizes hafnium-based materials.

“Achieving a successful high-k manufacturing process for the 28 nm node is a testament to ASM’s ability to integrate new materials into manufacturing,” said Glen Wilk, business unit manager for transistor products at ASM. “Having qualified our high-k process demonstrates its readiness for manufacturing at the 28 nm node, and we look forward to advanced developments that extend those same benefits to future nodes.”

ASM’s Pulsar was the first tool to be used in volume manufacturing of high-k gates, starting at the 45 nm node and now that lead is extending to the 28nm node. ASM’s high-k gate films include multiple hafnium based oxides, with aluminum oxide and lanthanum oxide available as high-k cap layers for metal electrode work function tuning.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

For further information, please contact:

Investor contacts:

Erik Kamerbeek

+ 31 88 100 8500

Erik.kamerbeek@asm.com

Mary Jo Dieckhaus

+1 212-986-2900

MaryJo.Dieckhaus@asm.com

Media contact:

Charles Huijskens

+31 20 6855 955

Mobile: +31 653 105072

c.huijskens@huijskens.nl